Exhibit 99.1

DHT HOLDINGS ANNOUNCES CLOSING OF ITS ACQUISITION OF SAMCO SHIPHOLDING

HAMILTON, BERMUDA, September 16, 2014 – DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) announced today the closing of its previously announced agreement to acquire all the outstanding shares of Samco Shipholding Pte. Ltd. (˝Samco˝), a private company incorporated under the laws of the Republic of Singapore, for a purchase price of $317,005,000 in cash, less $5,000,000 that has been deposited in an escrow fund pending final determination of any purchase price adjustment following the closing.  DHT used the net proceeds of its recently completed registered direct offering of common stock and concurrent private placement of convertible senior unsecured notes due 2019, plus cash on hand, to fund the acquisition.

Samco owns and operates a fleet of seven very large crude oil tankers (˝VLCCs˝) with an average age of approximately 4.5 years.  Five of the vessels are currently on time charters to oil majors.  Included in the transaction was Samco’s 50% ownership in Goodwood Ship Management Pte. Ltd. (˝Goodwood˝), a private ship management company incorporated under the laws of the Republic of Singapore.  Goodwood currently manages all of DHT’s vessels.

As a result of the acquisition, DHT now has a fleet of 20 VLCCs (including six VLCCs under construction at Hyundai Heavy Industries), two Suezmaxes and two Aframaxes.

As of August 31, 2014, Samco had approximately $319.6 million of outstanding indebtedness under its credit agreements.  DHT has obtained a committed and underwritten offer from affiliates of Nordea Bank AB and DNB Bank ASA to refinance Samco’s debt at a rate of LIBOR plus 2.5%, with leverage and repayment profiles consistent with DHT’s other debt facilities.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company operating a fleet of crude oil tankers in the VLCC, Suezmax and Aframax segments.  We operate through our wholly owned management companies in Oslo, Norway and Singapore.  For further information: www.dhtankers.com.

Forward Looking Statements

This press release may contain assumptions, expectations, projections, intentions and beliefs about future events.  When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements.  These statements reflect DHT’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties.  Given these uncertainties, you should not place undue reliance on these forward-looking statements.  These forward-looking statements represent DHT’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results.  Investing in DHT’s securities involves risk, and investors should be able to bear the loss of their investment.  For a detailed discussion of the risk factors that might cause future results to differ, please refer to DHT’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on March 3, 2014.

DHT undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law.  In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and DHT’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +47 412 92 712
E-mail: eu@dhtankers.com